

July 19, 2011

Via U.S Mail and Facsimile 631.584.7075
Gary Fitlin
Chief Financial Officer and Treasurer
Gyrodyne Company of America, Inc.
1 Flowerfield, Suite 24
St. James, NY 11780

      Re: **Gyrodyne Company of America, Inc.**
               Form 10-K for fiscal year ended December 31, 2010
               Filed March 31, 2011
               File No. 0-1684

Dear Mr. Fitlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business, page 3

Real Estate, page 5

1.   In future Exchange Act periodic filings, to the extent you have material acquisitions or dispositions in such period, please provide capitalization rate disclosure, with clear description of how net operating income (historical or projected) and purchase price (contract price or total cost) are calculated.

2.   In future Exchange Act periodic reports, please present average effective rental revenue per square foot taking into account any tenant concessions or abatements for your operating properties. Also please provide a definition of average rental revenue per square foot within your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

Factors Which May Influence Future Operations

Lease Expirations, page 16

3.   We note that leases comprising approximately 39% of your annualized based rent expire during 2011, with additional 14% expiring in 2012. In future periodic reports, please expand your disclosure to discuss the potential impact of current market rents expected for renewals or new leases compared to leases that have expired during the current period and leases expected to expire in the next 12 months. Please also tell us how management assesses the portfolio for such lease turnover, and how space currently available for lease as of the most recent period end is factored into such assessment.

Results of Operations, page 17

4.   We note that you have presented year over year comparisons of various income statement line items on a pro forma basis as is the properties had been operating for the entire twelve month period. Please tell us, and disclose in future filings, the magnitude of the adjustments made for each property and expense type, and the methodology management uses to estimate these amounts.

5.   In future Exchange Act periodic filings, please revise your lease results disclosure for the reporting period to include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions, as applicable. In this regard, please provide quantitative disclosure on the impact of concessions.

6.   In future Exchange Act periodic filings, please revise your disclosure to describe how you have calculated the pro forma comparisons of "rental revenues" and "tenant reimbursements" and describe any material assumptions that you used. For example, describe assumptions you used regarding leasing and expense rates and occupancy.

Liquidity and Capital Resources, page 20

7.   We note your disclosure on page 21 where you state that "[t]he Company was in compliance with financial covenants associated with its various loans." In future Exchange Act periodic filings, please revise your disclosure to include the ratios used in all material debt financial covenants.

Item 15. Exhibits and Financial Statement Schedules

(b) Exhibits

Exhibits 31.1 and 31.2

8.   We note that you have made modifications to your certifications. In future filings, please do not alter the language of the principal officer certifications as required by Section 302 of the Sarbanes-Oxley Act of 2002, as the certifications should be in the exact form as illustrated in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Adviser at 202.551.3673 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief